Exhibit 1.02
CONFLICT MINERALS REPORT
FOR CALENDAR YEAR 2013

Part I: Introduction

This document constitutes Merck & Co., Inc.’s Conflict Minerals Report for the year ended December 31, 2013. We have prepared this Conflict Minerals Report and are issuing it in accordance with the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and in connection with Merck & Co., Inc.’s disclosure filed on the specialized disclosure form (“Form SD”). Any references to “Merck,” the “Company,” “we,” “us,” and “our” refer to Merck & Co., Inc. and its consolidated subsidiaries.

In August 2012, the U.S. Securities and Exchange Commission (“SEC”) issued rules implementing the “conflict minerals” disclosure requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “SEC Conflict Minerals Reporting Rule” or the “Rule”). If an SEC registrant manufactures (or contracts to have manufactured) products containing columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “Conflict Minerals”), and the Conflict Minerals are necessary to such products’ functionality or production, the Rule requires that registrant undertake a reasonable country of origin inquiry. If, as a result of the reasonable country of origin inquiry, the company knows or has reason to believe that any Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country as defined in the Rule (the “Covered Countries”), and are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals. Specifically, registrants must determine whether: (i) any Conflict Minerals that are necessary to the functionality or production of a product manufactured or contracted to be manufactured originated in the Covered Countries; and (ii) whether such Conflict Minerals directly or indirectly finance or benefit armed groups in the Covered Countries.

Merck is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, animal health and consumer care products, which it markets directly and through its joint ventures. The Company’s operations are principally managed on a products basis and are comprised of four operating segments, which are the Pharmaceutical, Animal Health, Consumer Care and Alliances segments. The Pharmaceutical segment includes human health pharmaceutical and vaccine products marketed either directly by the Company or through joint ventures. Human health pharmaceutical products consist of therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Vaccine products consist of preventative pediatric, adolescent and adult vaccines, primarily administered at physicians’ offices. The Company also has animal health products, including vaccines, as well as consumer care operations that develop, manufacture and market over-the-counter, foot care and sun care products.

At present, Merck has thousands of direct procurement suppliers and an extensive internal and external network of manufacturing sites around the world. Given the size and complexity of Merck’s supply chain, Merck is several tiers removed from Conflict Mineral smelters or refiners.

Merck has completed a scoping assessment to determine the presence of any Conflict Minerals that may be necessary to the functionality or production of its products, including those made by contract manufacturers or that Merck manufactures along with a joint venture partner. Merck reviewed the chemical composition of products that fall under its Pharmaceutical, Animal Health, Consumer Care and Alliances segments, as well as the active pharmaceutical ingredients, raw materials and excipients that go into them. Merck did not identify any Conflict Minerals used in two sub-segments of its Pharmaceutical products (i.e., Vaccines and Biologics). Merck does, however, have reason to believe that at least one of the products from the other sub-segment of its Pharmaceutical line, as well as certain products from its other lines of business, may contain Conflict Minerals. Consequently, Merck is taking the actions described in Part II and conducting a Reasonable Country of Original Inquiry (“RCOI”). Merck’s RCOI and due diligence processes are on-going.

Part II. Reasonable Country of Origin Inquiry

A.	Merck’s Reasonable County of Origin Inquiry

Merck is using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Due Diligence Template (Version 2) for its RCOI survey to identify the origin of any Conflict Mineral smelters and/or refiners that may exist upstream in its supply chain. Working with a third-party service provider, Merck has, to date, sent a RCOI survey to its approximately 600 upstream suppliers which potentially use Conflict Minerals. Through the RCOI process, which is being managed by the third-party service provider, Merck has provided its potential Conflict Mineral suppliers with: (i) frequently asked questions concerning Conflict Minerals tracing; and (ii) additional resources to facilitate a better understanding of Conflict Minerals and why the RCOI information is being requested by Merck. Merck has not yet received responses from all of its suppliers; in other cases, the responses Merck received were only partially complete or did not provide sufficient detail to allow Merck to trace potential Conflict Mineral smelters/refiners back to a Merck product. Merck is evaluating the smelter/refiner information for plausibility, accuracy and consistency. Red-flags raised during the process are being followed-up on for additional clarification.

•	For suppliers which confirmed use of Conflict Minerals but did not provide a list of smelters/refiners, Merck has sent follow-up requests asking the suppliers to provide the list.

•	For suppliers which confirmed use of Conflict Minerals at a company level, Merck will follow-up to obtain additional product level details.

•	For non-responsive suppliers, Merck and its third-party service provider have sent emails and made phone calls reminding the suppliers to complete the survey.

B.	Conflict Mineral Policy

Because Merck’s scoping assessment revealed the potential use of Conflict Minerals, Merck established and adopted a Conflict Minerals Policy governing its position and commitment on managing the use of Conflict Minerals in its supply chain. Our Conflict Minerals Policy can be found on our website at this address: http://www.merck.com/about/views-and-positions/conflict_minerals_policy_May2014.pdf.

Given the breadth and complexity of Merck’s products and supply chain, and the responses received to date in our RCOI process, we have reason to believe that Merck’s supply chain may be sourcing Conflict Minerals from one or more of the Covered Countries. For this reason, and because Merck expects its RCOI process to be on-going, Merck has designed and begun to implement the due diligence process described in Part III below.

Part III. Due Diligence Process

A.	Design of Due Diligence Framework

The due diligence process being followed by Merck is in material conformance with the second edition of the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements.

B.	Establish Strong Company Management Systems

Merck has established a Conflict Minerals Policy, which is publicly posted on its web page as noted in Part II above. Merck will establish a management system for complying with the Rule. Oversight of Merck’s Conflict Mineral program will be provided by the Executive Officer of the Company with responsibility for Merck’s Supply Chain. A cross-functional team consisting of Supplier Management, Legal and Compliance meets routinely to: (i) review the RCOI and due diligence progress; and (ii) discuss what actions Merck should take to mitigate risk. The status of Merck’s Conflict Mineral program will be periodically reported to senior management.

C.	Identify and Assess Risks in the Supply Chain

Merck, working with its third-party service provider, developed a red-flag evaluation process focusing on the smelter/refiner information it received from its suppliers, and Merck evaluated that smelter/refiner information for plausibility, accuracy and consistency. In addition, through internet searches and other research activities (e.g., reviewing government databases and industry and trade organization lists), Merck verified whether supplier-identified smelters/refiners were metal processors. Once an identified smelter/refiner was validated as a metal processor, Merck and its third-party service provider evaluated whether that smelter/refiner has been certified as conflict free by an internationally-recognized scheme (e.g., the Conflict-Free Smelter Initiative (“CFSI”)). While we believe it is reasonable to rely on the CFSI certification processes in connection with our due diligence pursuant to the Rule, we are not at this time making any representation as to the accuracy or sufficiency of the CFSI certification processes. Red-flags raised during the process are being followed-up on for additional clarification.

D.	Design and Implement a Strategy to Respond to Identified Risks

Merck will put in place a risk mitigation plan that will enable Merck to both (i) work with any suppliers identified as sourcing from non conflict free smelters/refiners to move towards certified conflict free smelters/refiners; and (ii) request assistance from its suppliers, as needed, to identify opportunities to source from conflict free sources. Merck reviews its sourcing decisions on a routine basis for compliance purposes and to assure business continuity. Merck will use that existing process to respond to any identified risks. Merck may make changes to this approach as more information is obtained from its suppliers through the RCOI and due diligence processes. Information on Merck’s Conflict Mineral program will be periodically reported to senior management.

E.	Carry Out Independent Third-Party Audits

Because Merck is several tiers removed from any smelters/refiners, Merck expects to rely on the CFSI, London Bullion Market Association, Responsible Jewellery Council or another internationally-recognized organization to perform the audits on Merck’s behalf.

F.	Report Annually on Supply Chain Due Diligence

Merck filed this Conflict Minerals Report with the SEC, and it can be found on Merck’s website at http://www.merck.com/about/how-we-operate/conflict_minerals_report_May2014.pdf.

Part IV: Other Required Disclosures

As noted above, Merck has not yet received responses from all of its suppliers. Other supplier responses provided details at a company level (but not at an individual product level). As a result, Merck cannot at this time draw any definitive conclusions as to the origin, smelter, mine location or status of any Conflict Minerals that may be necessary to its products’ functionality or production although, as noted above, we have determined that we have reason to believe Merck’s supply chain may be sourcing Conflict Minerals from one or more of the Covered Countries. Although the information in the table below ultimately may not be relevant to any Merck product given the nature of the company-level responses received to date from Merck’s upstream suppliers, Merck has chosen to aggregate the smelter/refiner data in the table below in order to be transparent. For the smelters/refiners identified thus far, Merck, working with its third-party service provider, has described how many smelters/refiners are metal processors and how many are certified as conflict free. This table may change over time as Merck continues with its due diligence process.

	Total Number of Smelters/Refiners Identified By Upstream Suppliers	Number of Smelters/Refiners Validated As Metal Processors	Number of Smelters/Refiners Certified As Conflict-Free
Gold	252	84	37
Tin	297	63	10
Tungsten	68	22	0
Tantalum	54	25	22
	Total: 671	Total: 194	Total: 69

In addition to the activities described in Part III above, Merck intends to take the following steps to mitigate the risk that any necessary Conflict Minerals that may be in our products benefit armed groups in the Covered Countries:

•
Enhance supplier communications and training, in order to: (i) refine Merck’s due diligence process and improve the accuracy and completeness of the data received; (ii) receive assistance from suppliers, as needed, in identifying opportunities to source from conflict free smelters/refiners; and (iii) increase supplier engagement.

•	Expand the scope of Merck’s RCOI survey, as needed, to reflect the introduction of new Merck products/materials.

•	Work with any suppliers that are verified as sourcing from non conflict free smelters/refiners to move, over time, towards certified conflict free smelters/refiners.

•
For new engagements of suppliers which potentially use Conflict Minerals, Merck will endeavor to require contract terms that mandate the use of responsible sourcing practices, specifically in the area of conflict minerals.

•
Explore, and potentially join, industry initiatives such as CFSI, in order to: (i) gain additional visibility into the minerals supply chain; and (ii) identify additional conflict free smelters/refiners.